SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                -------------

                                SCHEDULE 13D*
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                  Under the Securities Exchange Act of 1934
                              (Amendment No. )

                             CNET Networks, Inc.
 ------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.0001 per share
 ------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  12613R104
 ------------------------------------------------------------------------------
                               (CUSIP Number)

                            Marc Weingarten, Esq.
                          Schulte Roth & Zabel LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 756-2000
 ------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 26, 2007
 ------------------------------------------------------------------------------
                        (Date of Event which Requires
                          Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 OF 16 Pages)

--------------------------

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 2 OF 16 PAGES
-------------------------------                        -----------------------


--------------------------------------------------------------------------------
         1      NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JANA PARTNERS LLC
--------------------------------------------------------------------------------
         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
         3      SEC USE ONLY
--------------------------------------------------------------------------------
         4      SOURCE OF FUNDS*

                AF
--------------------------------------------------------------------------------
         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   8,586,995
                    ------------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
 SHARES
BENEFICIALLY                       3,713,178
  OWNED BY            ----------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        8,586,995
                      ----------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   3,713,178
--------------------------------------------------------------------------------
         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                12,300,173
--------------------------------------------------------------------------------
         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*
                                                              [X]
--------------------------------------------------------------------------------
         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.1%
--------------------------------------------------------------------------------
         14     TYPE OF REPORTING PERSON*

                IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 3 OF 16 PAGES
-------------------------------                        -----------------------



-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SPARK MANAGEMENT PARTNERS, L.L.C.
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
         3        SEC USE ONLY

-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   - 0 -
                      ---------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                       2,583,979
  OWNED BY            ---------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        - 0 -
                      ---------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   2,583,979
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  2,583,979
-------------------------------------------------------------------------------
         12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
                                                              [X]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.7%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                  OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 4 OF 16 PAGES
-------------------------------                        -----------------------


-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  VELOCITY INTERACTIVE MANAGEMENT, LLC
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
         3        SEC USE ONLY

-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   - 0 -
                      ---------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                       1,000,000
  OWNED BY            ---------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        - 0 -
                      ---------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   1,000,000
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  1,000,000
-------------------------------------------------------------------------------
         12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
                                                                    [X]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.7%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                  OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 5 OF 16 PAGES
-------------------------------                        -----------------------


-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  ALEX INTERACTIVE MEDIA, LLC
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
         3        SEC USE ONLY

-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*

                  WC
-------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)                                 [ ]

-------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   -0-
                      ---------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                       129,199
  OWNED BY            ---------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        -0-
                      ---------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   129,199
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  129,199
-------------------------------------------------------------------------------
         12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
                                                                      [X]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  less than 0.1%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                  OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 6 OF 16 PAGES
-------------------------------                        -----------------------



Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.0001 per share, of CNET Networks, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 235 Second Street, San Francisco, CA 94105.

Item 2.  Identity and Background.

         (a) This statement is filed by:

                  (i) JANA Partners LLC, a Delaware limited liability company ("JANA"), with respect to the Shares beneficially owned by it. JANA is a private money management firm which holds Shares in various accounts under its management and control. The principals of JANA are Barry Rosenstein and Gary Claar (the "JANA Principals");

                  (ii) Spark Management Partners, L.L.C., a Delaware limited liability company ("Spark"), with respect to the Shares beneficially owned by it. Spark is the general partner of Spark Capital, L.P., a venture capital fund (the "Spark Fund"). The Spark Fund is the managing member of CT-100 Holdings, LLC, a Delaware limited liability company ("CT-100"), which holds the Shares beneficially owned by Spark. The principals of Spark are Todd Dagres, Santo Politi, Dennis Miller, Paul Conway and Bijan Sabet (the "Spark Principals");

                  (iii) Velocity Interactive Management, LLC, a Delaware limited liability company ("Velocity"), with respect to the Shares beneficially owned by it. Velocity is a private money management firm. The principals of Velocity are Jonathan Miller, David Britts, Ross Levinsohn, Keyur Patel and Roland Van der Meer (the "Velocity Principals"); and

                  (iv) Alex Interactive Media, LLC, a Delaware limited liability company ("AIM"), with respect to the Shares beneficially owned by it. AIM is a private investment company. The principal of AIM is Paul Gardi ("Gardi");

         (b) The principal business address of JANA, Spark, Velocity, and AIM (collectively, the "Reporting Persons") and the JANA Principals, the Spark Principals, the Velocity Principals and Gardi is:

                 (i) JANA and the JANA Principals: 200 Park Avenue, Suite 3300, New York, NY 10166;

                 (ii) Spark and the Spark Principals: 137 Newbury Street, 8th Floor, Boston, MA 02116;

                 (iii) Velocity and the Velocity Principals: 305 Lytton Avenue, Palo Alto, CA 94301; and

                 (iv) AIM and Gardi: Carnegie Hall Tower, 152 West 57th Street, Floor 26, New York, NY 10019;

         (c) The principal business of each of the Reporting Persons is below:

                  (i) The principal business of JANA and the JANA Principals is investing for accounts under their management.

                  (ii) The principal business of Spark and the Spark Principals is the making and management of venture capital investments.

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 7 OF 16 PAGES
-------------------------------                        -----------------------


                  (iii) The principal business of Velocity and the Velocity Principals is investing for accounts under their management.

                  (iv) The principal business of AIM is leveraging its domain expertise in digital media and related industries. Gardi is a private investor.

         (d) None of the Reporting Persons, the JANA Principals, the Spark Principals, the Velocity Principals, or Gardi has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, the JANA Principals, the Spark Principals, the Velocity Principals, or Gardi has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a limited liability company organized in Delaware. Gardi is a citizen of South Africa. Except as set forth in the next sentence, each of the JANA Principals, the Spark Principals and the Velocity Principals is a citizen of the United States of America. Roland Van der Meer is a citizen of the Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 12,300,173 Shares reported herein as being beneficially owned by JANA were acquired at an aggregate purchase price of approximately $105,233,662. The Shares beneficially owned by JANA were acquired with investment funds in accounts under management. The Shares which are reported herein as being beneficially owned by Spark are so reported based on CT-100's contractual obligation to purchase such shares from JANA, as described in Item 6 below, but such purchase has not yet been consummated. The amount of funds to be used to purchase such Shares will be $20 million and the source of such funds will be the working capital of CT-100. The Shares which are reported herein as being beneficially owned by AIM are so reported based on its contractual obligation to purchase such shares from JANA, as described in Item 6 below, but such purchase has not yet been consummated. The Shares which are reported herein as being beneficially owned by Velocity are so reported based on its option to purchase such Shares from JANA, as described in Item 6 below, but such option has not yet been exercised. The amount of funds to be used by AIM and Velocity (should Velocity exercise its option) to purchase such Shares will be $1 million and up to $10 million, respectively, and the source of such funds will be the working capital of each such party or an affiliate of such party.

Item 4.  Purpose of Transaction.

         JANA originally acquired Shares after representatives of JANA met in October, 2007 with Paul Gardi of AIM, who described what he believed to be operating issues at the Issuer and stated his belief that addressing such issues could result in a significant increase in the value of the Shares. Following subsequent meetings, Gardi introduced JANA's representatives to representatives of Spark in November, 2007 to discuss working together to propose to the Issuer how these operating issues could be addressed. On December 3, 2007, JANA, CT-100, AIM and Gardi entered into a letter agreement (the "Letter Agreement") setting forth certain terms and conditions of their investment in the Issuer. In December, 2007, representatives of Spark introduced representatives of JANA to representatives of Velocity to discuss the same matters. On December 23, 2007, JANA, CT-100, AIM, Gardi and Velocity entered into an amended and restated agreement (the "Amended and Restated Agreement") which amended and restated the terms of the Letter Agreement, in

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 8 OF 16 PAGES
-------------------------------                        -----------------------


order to, among other things, add Velocity as a party. The terms of the Amended and Restated Agreement are described in Item 6 of this Schedule 13D. CT-100 and Gardi will acquire Shares from JANA pursuant to the terms and conditions of the Amended and Restated Agreement. In connection with becoming a party to the Amended and Restated Agreement, Velocity has entered into an Option Agreement (the "Option Agreement") with JANA granting it the option to acquire Shares from JANA. The terms of the Option Agreement are described in Item 6 of this Schedule 13D.

          Representatives of JANA held several calls with representatives of the Issuer throughout the month of October, 2007 as well as a call on November 1, 2007 with the Issuer's Chief Executive Officer, Neil Ashe. On December 6, 2007, Santo Politi of Spark met with Jarl Mohn, the Chairman of the Board of Directors of the Issuer (the "Board"), to inform him of the investment in the Shares by JANA, CT-100 and Gardi and to discuss proposals for improving the operating performance of the Issuer. Politi proposed a follow-up discussion with additional independent directors of the Issuer. In a subsequent conversation, Mr. Mohn informed Politi that any discussions with members of the Board would need to be coordinated by Ashe. In further communications with Ashe, it was communicated to Politi that a meeting with independent Board members would not be arranged, but rather the investors could meet with Ashe who would communicate later with the Board.

         On December 28, 2007, JANA delivered a notice (the "Notice") to the Issuer informing the Issuer of its intention (i) to propose two Class III nominees for election to the Board at the Issuer's 2008 Annual Meeting, (ii) to propose amendments to the Bylaws of the Issuer to (A) increase the size of the Board from eight directors to 13 directors, (B) delete a Bylaw provision providing that in case of any increase in the size of the Board in advance of an annual meeting of stockholders, additional directors shall be elected by the directors then in office, (C) delete a Bylaw provision providing that any newly created directorships resulting from an increase in the size of the Board shall be apportioned by the Board among the three classes of directors, and (D) add a Bylaw provision providing that any new directorship created as a result of an increase in the number of directors may be filled with a person elected by the stockholders, and (iii) to propose an additional five nominees for election to the Board to occupy the new directorships created by the adoption of the Bylaw amendments described in clause (ii) above. The Class III nominees are Paul Gardi and Santo Politi. The nominees for the new directorships created by the proposed Bylaw amendments described above are Jonathan Miller, Jaynie Studenmund, Julius Genachowski, Brian Weinstein and Giorgio Caputo.

         The Notice was accompanied by a letter from JANA (the "JANA Letter") to the Issuer in which JANA stated its view that certain provisions of the Issuer's Bylaws are either incorrectly interpreted by the Issuer and/or are either inapplicable or unenforceable under Delaware law. A copy of the JANA Letter is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

         On January 7, 2008, JANA Master Fund, Ltd. (the "Plaintiff"), an affiliate of JANA, filed a Verified Complaint for Declaratory and Injunctive Relief in the Court of Chancery of the State of Delaware (the "Complaint"). The Complaint alleges that the Issuer is improperly attempting (i) to apply Article II, Section 3 of the Issuer's By-laws to prohibit the Plaintiff from submitting its proposals for stockholder approval at the Issuer's 2008 annual meeting and
(ii) to apply Article III, Section 6 of the Issuer's By-laws to prohibit the Plaintiff from submitting its director candidates for election by the stockholders at such meeting. In the Complaint, Plaintiff seeks (i) a declaration that the Issuer's interpretation of Article II, Section 3, and
Article III, Section 6 of the Issuer's By-laws (the "Disputed By-laws") is invalid as a matter of law and (ii) an order preliminarily and permanently

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 9 OF 16 PAGES
-------------------------------                        -----------------------


enjoining the application of the Disputed By-laws to Plaintiff's nomination of individuals as candidates for director and to Plaintiff's proposals to be presented for stockholder approval at the Issuer's 2008 Annual Meeting. The Complaint also alleges that if the Disputed By-laws are interpreted in the manner the Issuer urges, such By-laws are invalid as a matter of law because, among other reasons, they (i) impermissibly limit the fundamental right of stockholders of the Issuer to propose and transact business and to nominate candidates for director election at an annual meeting, (ii) impermissibly treat holders of the same class of stock of the Issuer differently and unequally, and
(iii) impose an unreasonable requirement on the stockholders of the Issuer that does not further a legitimate or proper purpose. In the Complaint, Plaintiff also seeks an order compelling the Issuer to produce certain requested stocklist materials pursuant to 8 Del. C. ss. 220. A copy of the Complaint is filed as
Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

         On January 7, 2008, JANA issued a press release (the "Press Release") announcing its intention to nominate seven people for election to the Board at the Issuer's 2008 Annual Meeting. A copy of the Press Release is filed as
Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

         Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 151,973,545 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 5, 2007 for the period ended September 30, 2007.

         As of the close of business on January 4, 2008; (i) JANA may be deemed to beneficially own 12,300,173 Shares, constituting approximately 8.1% of the Shares outstanding, (ii) Spark may be deemed to beneficially own 2,583,979 Shares, constituting approximately 1.7% of the Shares outstanding, (iii) Velocity may be deemed to beneficially own 1,000,000 Shares, constituting approximately 0.7% of the Shares outstanding, and (iv) AIM may be deemed to beneficially own 129,199 Shares, constituting less than 0.1% of the Shares outstanding. Spark and AIM beneficially own their respective Shares by virtue of the Amended and Restated Agreement described in Item 6 below. Velocity beneficially owns its Shares by virtue of the Option Agreement described in Item 6 below.

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 10 OF 16 PAGES
-------------------------------                        -----------------------


         By virtue of the Amended and Restated Agreement and the Option Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 12,300,173 Shares, constituting approximately 8.1% of the Shares outstanding. However, each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

         (b) JANA has sole voting and dispositive powers over 8,586,995 Shares, which powers are exercised by the JANA Principals, and (i) by virtue of the Option Agreement, shared voting and dispositive power over 1,000,000 Shares, which power is shared with Velocity and (ii) by virtue of the Amended and Restated Agreement, shared voting and dispositive power over 129,199 Shares and 2,583,979 Shares, which power is shared with AIM and Spark, respectively. Spark shares voting and dispositive powers over the 2,583,979 Shares beneficially owned by it, but will have sole voting and dispositive powers over such Shares when such Shares are purchased by it from JANA pursuant to the Amended and Restated Agreement, which powers will be exercised by the Spark Principals. AIM shares voting and dispositive powers over the 129,199 Shares beneficially owned by it, and will continue to have shared voting and dispositive powers over such Shares, which powers will be exercised by Gardi and shared by JANA and CT-100, when such Shares are purchased by it through AIM's investment in the JANA SPV referred to in Item 6 below and in CT-100. By virtue of the Option Agreement, Velocity shares voting and dispositive power over the Shares beneficially owned by it with JANA. Velocity will have sole voting and dispositive power over any Shares purchased by it under the Option Agreement, as described in Item 6 below, which power will be exercised by the Velocity Principals.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference.

         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Company

         Pursuant to the Amended and Restated Agreement, AIM, as Gardi's employer, and Gardi agreed to provide financial and operational advisory and consulting services to JANA and CT-100 in connection with existing or potential investments by JANA and CT-100 (and affiliated entities of both) in Shares. In return, Gardi is entitled to receive compensation consisting of (i) a consulting fee (the "Consulting Fee") equal to four quarterly payments of $25,000 (which Consulting Fee shall be refunded to the extent Gardi receives any payment directly from the Issuer or in respect of the Profit Participation (as defined below)) and (ii) 9% of the net profits of JANA, CT-100 and affiliated entities of both from investments in Shares (the "Profit Participation"). The Profit Participation is payable to Gardi only if the net profits of JANA and CT-100 (and affiliated entities of both) on their investment in Shares exceed an 8% internal rate of return. The Profit Participation will be paid to Gardi upon the realization of such net profits, or, if Shares to which the Profit Participation applies remain unsold on December 23, 2010, upon the request of Gardi at any time thereafter. Consulting fees or other compensation paid to any potential third party nominee to the Board will be deducted from the amount paid to Gardi, subject to certain caps, in respect of the Profit Participation. Under the Amended and Restated Agreement, CT-100 and Gardi have agreed to purchase $20 million and $1 million,

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 11 OF 16 PAGES
-------------------------------                        -----------------------




respectively, of Shares from JANA. Gardi's purchase of Shares under the Amended and Restated Agreement will be made by AIM, as contemplated by the Amended and Restated Agreement, and it is expected that such Shares will be purchased through a capital contribution by AIM (i) to a Delaware limited liability company to be organized by JANA to hold Shares (the "JANA SPV") and (ii) to CT-100. Each purchaser of Shares under the Amended and Restated Agreement further agreed not to sell such Shares (or in the case of Velocity, any Shares acquired under the Option Agreement) until the earliest of (i) the disposition of all Shares owned by JANA (provided that if JANA sells less than all of the Shares owned by it, CT-100, Gardi and Velocity, respectively, may sell a pro rata portion of any Shares owned by them), (ii) the commencement of the Issuer's next annual meeting of shareholders, and (iii) the date that JANA notifies any other party that it has ceased to pursue any proposals to the Issuer regarding the conduct of its business. In addition, the Amended and Restated Agreement provides that all public statements, regulatory filings, contacts with management and related activities related to the Issuer will be made and conducted by JANA, following reasonable consultation with CT-100, AIM and, should it acquire Shares, Velocity, and further provides that the Profit Participation and all reasonable third party expenses related to any proxy contest shall be shared by JANA, CT-100 and should it acquire Shares, Velocity, pro rata to their investment in Shares. This description of the Amended and Restated Agreement is a summary only and is qualified by reference to the Amended and Restated Agreement, a copy of which is filed as Exhibit 4 to this
Schedule 13D and is incorporated herein by reference.

         JANA and Velocity have entered into the Option Agreement, giving Velocity the option to purchase from JANA up to 1,000,000 Shares at $10.00 per Share for six months beginning December 21, 2007. This description of the Option Agreement is a summary only and is qualified by reference to the Option Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

         Pursuant to an Agreement, dated January 4, 2008 (the "Sandell Group Agreement"), between JANA and Sandell Asset Management Corp. ("Sandell"), Sandell agreed not to sell any Shares purchased by funds, accounts or other affiliated entities ("Sandell Funds") until the earliest of (i) the disposition of all Shares owned by JANA (provided that if JANA sells less than all of the Shares owned by it, Sandell Funds may sell a pro rata portion of any Shares owned by them), (ii) the commencement of the Issuer's next annual meeting of shareholders and (iii) the date that JANA notifies Sandell that it has ceased to pursue any proposals to the Issuer regarding the conduct of its business. In addition, the Sandell Group Agreement provides that all public statements, regulatory filings, contacts with management and related activities related to the Issuer will be made and conducted by JANA, following reasonable consultation with Sandell and the parties to the Amended and Restated Agreement, and further provides that Sandell shall reimburse the parties to the Amended and Restated Agreement for its pro rata share of (i) the Profit Participation and (ii) all reasonable third party expenses related to any proxy contest. This description of the Sandell Group Agreement is a summary only and is qualified by reference to the Sandell Group Agreement, a copy of which is filed as Exhibit 6 to this
Schedule 13D and is incorporated herein by reference. Sandell owns no Shares. When and if it purchases Shares, it may be deemed to be a group member with the other Reporting Persons hereunder.

         Miller, Genachowski, Studenmund and Weinstein have each entered into a Nominee Agreement with JANA and CT-100 pursuant to which each is entitled to receive certain specified compensation in the event that he or she is elected or appointed and serves as a director of the Issuer, and in the event he or she serves as a nominee but is not elected or appointed. This description is a summary only and is qualified by reference to the individual Nominee Agreements, copies of which are filed as Exhibits 7-10 to this Schedule 13D and are incorporated herein by reference.

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 12 OF 16 PAGES
-------------------------------                        -----------------------



          JANA currently has contractual agreements with three credit counterparties: Jefferies & Company, Inc., Lehman Brothers Inc. and UBS AG, with regard to cash-settled equity swaps (the "JANA Swaps") that reference Shares. The JANA Swaps constitute economic exposure to approximately 12,530,048 Shares, or 8.2% of the Shares outstanding. The JANA Swaps have reference prices ranging from $7.29 to $8.07 and expiration dates ranging from October 2008 to December 2010. These contracts do not give JANA direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, JANA disclaims any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

          In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included, or a combination of any of the foregoing.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 7, 2007 (the "Joint Filing Agreement"), a copy of which is attached hereto as Exhibit 11. The Reporting Persons have filed this statement jointly pursuant to the Joint Filing Agreement in view of the Amended and Restated Agreement and the Option Agreement.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

Exhibit 1     Letter, dated December 26, 2007, from JANA to the Issuer.

Exhibit 2     Complaint, dated January 7, 2008.

Exhibit 3     Press Release, dated January 7, 2008.

Exhibit 4 Amended and Restated Agreement, dated December 23, 2007, among JANA, CT-100, AIM, Gardi and Velocity.

Exhibit 5     Option Agreement, dated December 21, 2007, between Velocity and
              JANA.

Exhibit 6 Sandell Group Agreement, dated January 4, 2008, between JANA and Sandell.

Exhibit 7     Nominee Agreement with J. Miller.

Exhibit 8     Nominee Agreement with J. Genachowski.

Exhibit 9     Nominee Agreement with J. Studenmund.

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 13 OF 16 PAGES
-------------------------------                        -----------------------


Exhibit 10    Nominee Agreement with B. Weinstein.

Exhibit 11    Joint Filing Agreement, dated January 7, 2008.

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 14 OF 16 PAGES
-------------------------------                        -----------------------



                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 7, 2008



                                              JANA PARTNERS LLC



                                              BY: /S/BARRY ROSENSTEIN
                                                  ---------------------------
                                              Name:  Barry Rosenstein
                                              Title: Managing Partner



                                              BY: /S/GARY CLAAR
                                                  ---------------------------
                                              Name:  Gary Claar
                                              Title: General Partner



                                              SPARK MANAGEMENT PARTNERS, L.L.C.



                                              BY: /S/SANTO POLITI
                                                  ---------------------------
                                              Name:  Santo Politi
                                              Title: Managing Member



                                              VELOCITY INTERACTIVE MANAGEMENT,
                                                LLC



                                              BY: /S/JONATHAN MILLER
                                                  ---------------------------
                                              Name:  Jonathan Miller
                                              Title: Authorized Signatory

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 15 OF 16 PAGES
-------------------------------                        -----------------------






                                                ALEX INTERACTIVE MEDIA, LLC



                                                BY: /S/PAUL GARDI
                                                    ---------------------------
                                                Name:  Paul Gardi
                                                Title: Managing Member

-------------------------------                        -----------------------

CUSIP NO.      12613R104             SCHEDULE 13D          PAGE 16 OF 16 PAGES
-------------------------------                        -----------------------




                                   APPENDIX A

                   TRANSACTIONS IN THE SHARES EFFECTED BY THE
                  REPORTING PERSONS DURING THE PAST SIXTY DAYS
           (UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
                                THE OPEN MARKET)

JANA

Date of Trade          Shares Purchased (Sold)                Price per Share
-------------          -----------------------                ---------------
12/26/2007                     250,000                             $8.88
12/27/2007                   1,000,000                             $8.90
12/28/2007                   1,000,000                             $9.06
12/31/2007                      27,760                             $9.16
12/31/2007                     559,587                             $9.09
1/2/2008                       213,000                             $8.90
1/2/2008                       170,183                             $9.01
1/3/2008                       480,640                             $8.72
1/4/2008                       100,000                             $8.61
1/4/2008                        97,800                             $8.49
1/4/2008                       971,203                             $8.56